Exhibit 99.1

SIGMA LITHIUM INCREASES CONSERVATION PROGRAM AGAINST DEFORESTATION TO REACH RECORD AREA OF 7 KM2; RECEIVES LETTER FROM NASDAQ REGARDING DELAYED FORM 40-F; FILING EXPECTED BEFORE END OF APRIL

EXPANDING TROPICAL FOREST CONSERVATION PROGRAM 250KM AWAY

•	Sigma Lithium today announced an expansion in the Tropical Forest Conservation program, aimed to create a “Conservation Belt Against Deforestation” around the Medio Vale do Jequitinhonha by acquiring areas potentially at risk to be deforested to become cattle pastures.

o	The Company's affiliates plan to acquire land in a region located 250km away from the Company, 100% within the tropical forest/ Atlantic Forest bioma.

o	If the Conservation Belt were to be deforested, it would significantly increase adverse climate change impacts in the Medio Vale Jequitinhonha, which is already experiencing some of the higher temperatures in Brazil.

o	The Conservation Belt represents an “environmental protection of tropical forests” encircling the Medio Vale do Jequitinhonha that currently alleviates the high temperatures already experienced by the semi-arid region.

o	Aracuai and Itinga, the towns where the Company is located, are in the “caatinga” bioma (Brazilian semi-arid vegetation).

•	Sigma Lithium (through one of its related parties) will add approximately 350 hectares of Atlantic Forest land to be preserved, in addition to the 340 hectares already preserved, totaling 690 hectares of equivalent to 7 km2 (square kilometers of tropical forest).

•	This initiative is part of its environmental compensation program, whereby the Company compensates the “caatinga” (semi-arid, low bush-type vegetation) located around the Company with tropical forest located 250km away, to create a Conservation Belt against deforestation.

DELAYED FILING OF FORM 40-F

•	The Company has received a letter from Nasdaq, dated April 5, 2024 (the “Letter”), stating that the Company is not in compliance with certain Nasdaq Listing Rules due to the delayed filing of its annual report on Form 40-F for the year ended December 31, 2023 (the “Form 40-F”).

•	The Letter has no immediate effect on the listing or trading of the Company’s common shares on the Nasdaq Capital Market.

•	The Company has 60 calendar days from the date of the Letter to file the annual report on Form 40-F or submit a plan to regain compliance.

o	If the plan is accepted, Nasdaq can grant an exception of up to 180 calendar days from the Form 40-F’s due date, or until September 30, 2024.

•	Management and other insiders of Sigma Lithium are subject to a black-out period and prohibited from trading, until the Company’s Annual Filings are completed.

SÃO PAULO – (April 11, 2024) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, responsibly sourced lithium concentrate, today announced an expansion in the Atlantic Forest Conservation program, aimed to create a “Conservation Belt Against Deforestation” (“Conservation Belt”) around the Medio Vale do Jequitinhonha by acquiring areas potentially at risk to be deforested to become cattle pastures. The Company also announces that it has received a letter from the Nasdaq Stock Market LLC (“Nasdaq”), dated April 5, 2024 (the “Letter”), stating that the Company is not in compliance with certain Nasdaq Listing Rules due to the delayed filing of its annual report on Form 40-F for the year ended December 31, 2023 (the “Form 40-F”).

EXPANDING ATLANTIC FOREST CONSERVATION PROGRAM

The Conservation Belt represents an “environmental protection of tropical forests” encircling the Medio Vale do Jequitinhonha that provides humidity and currently alleviates the high temperatures already experienced by the semi-arid region. Aracuai and Itinga, the towns where the Company is located, are in the “caatinga” bioma (Brazilian semi-arid vegetation).

The Company's affiliates plan to acquire tropical forest land located in a region 250km away from Sigma Lithium, 100% within the Atlantic Forest bioma. If the Conservation Belt were to be suppressed, it would significantly increase adverse climate change impacts in the Medio Vale Jequitinhonha, already experiencing some of the higher temperatures in Brazil.

Sigma Lithium (through one of its related parties) will add approximately 350 hectares of Atlantic Forest land to be preserved, in addition to the total of 340 hectares already preserved, as part of its carbon “in-setting” initiatives to decrease emissions and footprint in the region. This donation is the environmental compensation for future deforestation of “caatinga” (semi-arid low bush-type vegetation) around the Company.

DELAYED FILING OF FORM 40-F

In accordance with the requirements of the Nasdaq rules, the Company has received the Letter, stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) due to the delayed filing of its Form 40-F. The Letter has no immediate effect on the listing or trading of the Company’s common shares on the Nasdaq Capital Market. Consistent with Nasdaq Listing Rule 5250(c)(1), the Company has 60 calendar days from the date of the Letter to submit a plan to regain compliance and, if the plan is accepted, Nasdaq can grant an exception of up to 180 calendar days from the Form 40-F’s due date, or until September 30, 2024, to regain compliance. Until the Company’s annual information form, its audited consolidated financial statements for the year ended December 31, 2023, the related management’s discussion and analysis and the Form 40-F containing such documents (collectively, the “Annual Filings”) are filed, management and other insiders of Sigma Lithium are subject to a black-out period and prohibited from trading.

As the Company previously announced in its press release dated April 1, 2024, the delay in the Annual Filings is due to the additional audit procedures required because of the initiation of commercial production in early 2023 and the ensuing hybrid reporting of non-operating and operating quarters. The Company is making every effort, diligently and expeditiously with its auditors to complete the work necessary to finalize the 2023 audit of the Company’s financial statements for the year ended December 31, 2023. The Company expects to file the Annual Filings before the end of April 2024 and will announce the date of the release of the Annual Filings in a subsequent press release.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium operates at the forefront of environmental and social sustainability in the EV battery materials supply chain and is currently producing Quintuple Zero Green Lithium concentrate from its Grota do Cirilo Project in Brazil. Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually). The Company has issued a Final Investment Decision formally approving plans to nearly double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 concentrate mine and associated mine. The project produces lithium concentrate at its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP, Corporate Affairs & Strategic Development
+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements regarding the Company’s current expectations and intentions with respect to the filing of its Annual Filings and Form 40-F. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information. Forward-looking information contained herein is based on certain assumptions. Although management believes that the assumptions and expectations reflected in the forward- looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profiles at www.sedarplus.ca and www.sec.gov.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.